SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule  13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  June 2008

Commission File Number: 001-31522

Eldorado Gold Corporation

(Translation of registrant’s name into English)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 -

Exhibit Index

99.1	Transaction and Support Agreement dated June 17, 2008 between the Registrant and Frontier Pacific Mining Corporation

99.2	Lock-up Agreement dated June 17, 2008 between the Registrant and Vitcor H. Bradley

99.3	Lock-up Agreement dated June 17, 2008 between the Registrant and Peter F. Tegart

99.4	Lock-up Agreement dated June 17, 2008 between the Registrant and Brian Lock

99.5	Lock-up Agreement dated June 17, 2008 between the Registrant and Mohan R. Vulimiri

99.6	Lock-up Agreement dated June 17, 2008 between the Registrant and Stewart L. Blusson

99.7	Lock-up Agreement dated June 17, 2008 between the Registrant and Roos McDonald

99.8	Lock-up Agreement dated June 17, 2008 between the Registrant and Nor-West Rotors Ltd.

99.9	Lock-up Agreement dated June 17, 2008 between the Registrant and Adam Kniec

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eldorado Gold Corporation (Registrant)

Date: June 19, 2008	By:	/s/ Dawn Moss
Dawn Moss, Corporate Secretary